

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 22, 2017

<u>Via E-mail</u>
Ivo Heiden
Chief Executive Officer
Ecomat Inc.
2275 Huntington Drive, Suite 851
San Marino, CA 91108

      Re: Ecomat Inc.
             Amendment No. 1 to Form 10-12G
             Filed August 15, 2017
             File No. 000-21613

Dear Mr. Heiden:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2017 letter

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Certain Relationships and Related Transactions, page 21</u>

1. We note your disclosure added in response to prior comment two regarding the maximum principal amount outstanding during each fiscal year. Please reconcile such disclosure with the financial statements, which reflect a balance in the amount due to related parties greater than the maximum aggregate amount you are disclosing in this section.

<u>Exhibits</u>

2. We note your response to prior comment one that there was not written funding agreement. Please provide a written description of the oral agreement with Mr. Heiden. For guidance, see Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

You may contact James Giugliano at (202) 551-3319 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining